-------------------------------
                                               OMB APPROVAL
                                               -------------------------------
                                               OMB Number:   3235-0145
                    UNITED STATES              Expires: August 31, 1999
         SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
               Washington, D.C. 20549          hours per form .......14.90
                                               -------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           Orion Acquisition Corp. II
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                   685924 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              MDB Capital Group LLC
                             100 Wilshire Boulevard
                                   17th Floor
                         Santa Monica, California 90401
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 2 of 13 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          MDB Capital Group LLC
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
          (See Instructions)*                                           (b) |x|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          WC - Working Capital
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of California
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  81,150
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   81,150
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,150
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          BD
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 3 of 13 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Anthony DiGiandomenico
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
          (See Instructions)*                                          (b) |x|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  14,150
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  81,150(1)
         EACH              ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    14,150
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  81,150(1)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          95,300
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 4 of 13 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          James D. Bowyer
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
          (See Instructions)*                                           (b) |x|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  53,400(1)
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  81,150(2)
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    53,400(1)
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  81,150(2)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          134,550
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 43,400 shares held in the James D. Bowyer Pension Plan of which Reporting Person is the sole trustee.

(2) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 5 of 13 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Christopher A. Marlett
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
          (See Instructions)*                                         (b) |x|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  60,550
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  81,150(1)
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    60,550
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  81,150(1)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          141,700
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 6 of 13 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Dyana Williams Marlett
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
          (See Instructions)*                                         (a) |x|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  15,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   15,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.6%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 7 of 13 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Leonard Rothstein
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
          (See Instructions)*                                         (b) |x|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  10,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   10,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of Orion Acquisition Corp. II ("Company"), a Delaware corporation, whose principal executive offices are located at 1430 Broadway, 13th Floor, New York, New York 10018.


Item 2.  Identity and Background

         This statement is filed on behalf of MDB Capital Group LLC, a limited liability company organized and existing under the laws of the State of California ("MDB"). MDB's business address is 100 Wilshire Boulevard, 17th Floor, Santa Monica, California 90401. MDB is a registered broker-dealer and investment firm.

         This statement is also filed on behalf of Messrs. Christopher A. Marlett ("C. Marlett"), James D. Bowyer ("Bowyer"), Anthony DiGiandomenico ("DiGiandomenico"), Dyana Williams Marlett ("D. Marlett") and Leonard Rothstein ("Rothstein"). C. Marlett, Bowyer and DiGiandomenico are the members of the limited liability company, MDB. D. Marlett is the Chief Operating Officer of MDB. Each of C. Marlett, Bowyer, DiGiandomenico, D. Marlett and Rothstein is a full-time employee of MDB at the above address. Each of these persons is a United States citizen. C. Marlett and D. Marlett are husband and wife. C. Marlett, Bowyer, DiGiandomenico, D. Marlett, Rothstein and MDB are collectively referred to as the "Reporting Persons."

         None of MDB, C. Marlett, Bowyer, DiGiandomenico, D. Marlett and Rothstein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of MDB, C. Marlett, Bowyer, DiGiandomenico, D. Marlett and Rothstein has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


Item 3.  Source and Amount of Funds or Other Consideration

         MDB used corporate working capital funds to acquire the Common Stock reported upon in this Schedule 13D as owned by it. C. Marlett, Bowyer, DiGiandomenico, D. Marlett and Rothstein used personal funds to acquire the Common Stock reported upon in this Schedule 13D as owned by them. Each of these persons, if they make future purchases of the Common Stock, will use their corporate or personal funds, as the case may be. None of the Reporting Persons has borrowed and does not contemplate borrowing any funds to acquire Common Stock.


                               Page 8 of 14 Pages

Item 4.  Purpose of Transactions

         The Common Stock acquired by MDB prior to January 12, 1999 was acquired in its trading account in the course of market-making activities as a registered broker-dealer. The Common Stock acquired by each of C. Marlett, Bowyer and DiGiandomenico prior to January 12, 1999, was acquired as an investment. The 95,850 shares of Common Stock acquired during the period February 26, 1999 through March 25, 1999 by the Reporting Persons was acquired for investment purposes as well as for the purpose of increasing the ownership percentage of the Company by the Reporting Persons to effect the objectives set forth below in this "Item 4. Purpose of Transaction."

         The Company distributed a proxy statement dated December 8, 1998 to solicit proxies on behalf of current management for a special meeting of stockholders. The purpose of the meeting was to approve a plan of liquidation and corporate dissolution of the Company. The proxy statement was received by each of the Reporting Persons, as beneficial owners, on January 8, 1999. The meeting was scheduled for January 12, 1999 and was postponed for a lack of quorum to January 20, 1999. The adjourned meeting was held, but there continued to be a lack of quorum. Therefore the Company terminated its solicitation of proxies for a special meeting of stockholders.

         Each of C. Marlett, Bowyer and DiGiandomenico determined that corporate dissolution of the Company was not in their best interests. On many occasions since January 12, 1999 C. Marlett and his representatives met with or had telephone conferences with management and their representatives to propose alternative actions to the plan of liquidation and corporate dissolution. The Reporting Persons may undertake one or more of the actions set forth below.

        (a)ab Each of the Reporting Persons plan to acquire additional securities from time to time in the market or in private transactions. None of these persons has any agreements to acquire any Common Stock at this time, except as to MDB discussed below. Except as disclosed in this Schedule 13D, none of these persons intends to dispose of any Common Stock now held or acquired in the future.

        MDB intends to acquire and dispose of Common Stock on a regular basis to the extent permitted by law. MDB expects to increase its holdings of Common Stock in its trading account over time. MDB may assign shares of Common Stock in its trading account to its investment account or allocate shares of Common Stock to C. Marlett, Bowyer, DiGiandomenico, D. Marlett or Rothstein.

        (b) The Company was formed for the specific purpose of identifying an operating business for acquisition and completing a merger or other business combination with it. Each of the Reporting Persons intends to cause the Company to continue this business objective. The Reporting Persons and the Company have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

        (c)The principal asset of the Company is cash. These funds are held in an escrow account aggregating approximately $8,950,000. The Reporting Persons intend to cause either a merger of the Company with another entity which will terminate the escrow account or a termination of the escrow account other than in connection with a merger. If the escrow account is terminated other than because of a merger, the Reporting Persons intend to cause the distribution of a significant portion of the funds as a return of capital and dividend income to



                               Page 9 of 13 Pages
the holders of only those shares of the Common Stock issued in the initial public offering of the Company on July 2, 1996. Funds currently in the escrow account not distributed to certain holders of Common Stock may be constructively transferred to another entity in connection with a merger or business combination and will be used to fund the operations and pay the expenses of the Company.

        (d) The Reporting Persons intend to cause a change in all the current directors of the Company and a concomitant change in the officers. It is the current intention of the Reporting Persons to negotiate with management of the Company to call a meeting of the stockholders for the purpose of electing a new slate of directors. The Reporting Persons may propose as director nominees their affiliates, themselves, or persons who they believe will be inclined to their points of view. Notwithstanding the foregoing, it is possible that the entire board of directors or control of the board of directors, may be changed by filling vacancies of resigning persons or filling newly created vacancies. The Reporting Persons may also accumulate sufficient shares of Common Stock to effect the change of directors and officers by reason of having either a significant controlling block or majority of the outstanding shares of Common Stock.

        (e) The Reporting Persons intend to cause a change in the capital structure of the Company. The change may be effected by the elimination of some or all of the outstanding classes of equity securities and/or by modification of outstanding equity securities and the terms of outstanding options and warrants. These changes may be effected through negotiation and/or shareholder action.

         As discussed above, the Reporting Persons may effect a distribution of some of the cash assets of the Company.

        (f) The Reporting Persons intend to cause a change in the Certificate of Incorporation to eliminate the requirement that a vote of two-thirds of the outstanding shares of Common Stock of the Company are required to approve a business combination. This will be done in the near future, prior to any negotiations for a merger or other business combination. The effect of this may be to permit the Company to enter into a merger or business combination without the prior approval of the stockholders of the Company.

        The Reporting Persons currently do not intend to make material changes in the corporate structure, charter, bylaws, or corresponding instruments other than as described above or take other actions which may impede the acquisition of control of the Company by any person. Notwithstanding the foregoing, circumstances may arise where it is advisable to make such changes. It is expected that in connection with a merger or business combination there will be changes to the constituent documents of the Company and introduction of various anti-takeover provisions.

        (g) The Reporting Persons do not intend to cause any class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or to cause a class of equity securities of the Company


                              Page 10 of 13 Pages
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934.


Item 5.  Interest in Securities of the Issuer

         MDB is the owner of 81,150 shares of Common Stock. All of the shares are held in the trading account of MDB. MDB acquired an aggregate of 32,700 shares of Common Stock during the 60 days ending March 25, 1999. All of these shares were acquired as set forth below. MDB owns 9.1% of the outstanding shares of Common Stock.

         DiGiandomenico owns 14,150 shares of Common Stock. DiGiandomenico has sole voting and dispositive power over these shares. DiGiandomenico has shared voting and dispositive power over the 81,150 shares of Common Stock owned by MDB because he is a member of MDB and one of three operating persons of MDB. DiGiandomenico is deemed to beneficially own 95,300 shares of Common Stock. DiGiandomenico acquired an aggregate of 13,150 shares of Common Stock during the 60 days ending March 25, 1999 as set forth below.
DiGiandomenico owns 10.7% of the outstanding shares of Common Stock.

         Bowyer owns 10,000 shares of Common Stock directly and 43,400 shares of Common Stock indirectly in the James D. Bowyer Pension Plan of which he is the sole trustee. Bowyer has sole voting and dispositive power over 53,400 shares of Common Stock. Bowyer has shared voting and dispositive power over the 81,150 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB. Bowyer is deemed to beneficially own 134,550 shares of Common Stock representing 15.1% of the outstanding shares of Common Stock.

         C. Marlett owns 60,550 shares in the Christopher A. Marlett Living Trust ("Trust") of which C. Marlett is the sole trustee. C. Marlett has sole voting and dispositive power over 60,550 shares of Common Stock. C. Marlett has shared voting and dispositive power over the 81,150 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB. C. Marlett is deemed to beneficially own 141,700 shares of Common Stock. C. Marlett acquired 25,000 shares of Common Stock during the 60 days ending March 25, 1999 as set forth below. C. Marlett owns 15.9% of the outstanding shares of Common Stock.

         D. Marlett owns 15,000 shares of Common Stock directly. D. Marlett has sole voting and dispositive power of the 15,000 shares of Common Stock which represents 1.6% of the outstanding shares of Common Stock. D. Marlett acquired an aggregate of 15,000 shares of Common Stock during the 60 days ending March 25, 1999 as set forth below.

         Rothstein owns 10,000 shares of Common Stock directly. Rothstein has sole voting and dispositive power of the 10,000 shares of Common Stock which represents 1.1% of the outstanding shares of Common Stock. Rothstein acquired an aggregate of 10,000 shares of Common Stock during the 60 days ending March 25, 1999 as set forth below.

         Together the Reporting Persons have the right to vote and to dispose of an aggregate of 234,250 shares of Common Stock representing 26.3% of the outstanding shares of Common Stock.


                              Page 11 of 13 Pages

         The following is the report of purchases made during the 60 days preceding March 24, 1999, by each of the Reporting Persons, including the date of the transaction, number of shares of Common Stock acquired, and price per share. All purchases were effected on the OTC Bulletin Board as open market purchases.


                           Date of       Number of     Acquired/
Reporting Person           Transaction   Shares          Sold          Price
------------------         -----------   ---------     --------       -------
MDB                        2/26/99         200           A            $ 8.625
MDB                        3/8/99        2,000           A            $ 9.3125
MDB                        3/23/99       3,000           A            $10.00
MDB                        3/23/99      19,500           A            $10.0625
MDB                        3/24/99       6,000           A            $10.00
C. Marlett                 3/25/99      25,000           A            $10.125
D. Marlett                 3/13/99       2,500           A            $ 9.50
D. Marlett                 3/22/99       1,000           A            $ 9.5625
D. Marlett                 3/23/99      10,000           A            $ 9.875
D. Marlett                 3/24/99       1,500           A            $10.00
Rothstein                  3/24/99      10,000           A            $10.00
DiGiandomenico             3/24/99      13,150           A            $10.00


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         There are no agreements, contracts or arrangements among the Reporting Persons with respect to the Common Stock except as disclosed in this Schedule 13D. MDB is a limited liability company of which C. Marlett, Bowyer and DiGiandomenico are the sole members and the three operating persons.


Item 7.  Materials to be Filed as Exhibits

     (10.1) Amended Joint Filing Agreement dated March 24, 1999 among MDB
          Capital Group LLC, Christopher A. Marlett, James D. Bowyer, Anthony DiGiandomenico, Dyana Williams Marlett and Leonard Rothstein.


                              Page 12 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 25 1999


                                MDB Capital Group LLC

                                /s/ Christopher A. Marlett
                                --------------------------------------------
                                By: Christopher A. Marlett, Authorized Signatory



                                /s/ Christopher A. Marlett
                                --------------------------------------------
                                    Christopher A. Marlett

                                /s/ James D. Bowyer
                                --------------------------------------------
                                    James D. Bowyer


                                /s/ Anthony DiGiandomenico
                                -------------------------------------------
                                    Anthony DiGiandomenico


                                /s/ Dyana Williams Marlett
                                -------------------------------------------
                                    Dyana Williams Marlett


                                /s/ Leonard Rothstein
                                -------------------------------------------
                                Leonard Rothstein

                              Page 13 of 13 Pages